Exhibit 99.1

1 Corporate Presentation November 2022 Nasdaq: NRSN

Disclaimer 2 This presentation and oral statements made regarding the subject of this presentation contain "forward - looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements contained in this presentation other than statements of historical facts, including our business strategy and plans and objectives for future operations, including our financial performance, are forward looking statements. The words " anticipate"," believe," "continue," "estimate," "expect," "intend," "may," "will" and similar expressions are intended to identify forward looking statements. We have based these forward looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs. Forward looking statements made in this presentation include statements about the timing of reporting top - line results from our ALS Phase 2b clinical trial, market for therapeutics targeting neurodegenerative diseases and its opportunities for our product candidates; our expectations regarding our competitive advantages; the planned development timeline of our product candidates; and characterizations of the pre - clinical and clinical trial results of our product candidates. Forward looking statements are subject to a number of risks and uncertainties and represent our views as of the date of the presentation, including a delay in the reporting of top - line results from our ALS Phase 2b clinical trial and a delay in other clinical and regulatory milestones . The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Annual Report on Form 20 - F filed with the Securities and Exchange Commission on April 14, 2022. We undertake no obligation or duty to update information contained in these forward looking statements, whether as a result of new information, future events or otherwise. Trademarks in this presentation are the property of their respective owners and used for informational and educational purposes only.

NeuroSense is a Leader in Developing Novel Combination Therapies for Highly Debilitating Neurodegenerative Diseases Inspiration Inception Innovation Strong ALS Pre - clinical Results ; Significant ALS novel biomarker data Commenced ALS Phase 2b after successful completion of Phase 2a Patent Granted, 2 Pending; Orphan Designation Granted (FDA & EMA) Novel formulation of approved drugs for multi - targeted approach FDA: 505(b)(2) pathway Pipeline programs for Parkinson's and Alzheimer's 3

An Innovative Approach Gene Therapy Strategy Antisense Molecular Strategy Antibodies Chemical Strategy Small molecules Cell Based Strategy Cell and Gene therapies Combined Therapeutic Strategy Targeting Multiple Pathways ALS Drugs in Trials 4

Successful Combination Strategies in Neurology Synergistic MOAs Improved PK AD PD ALS SMA Epilepsy • Donepezil • Memantine • Entacapone • levodopa/carbidopa • Sodium Phenybuterate • Taurursodiol • Onasemnogene • Nusinersen • Lamotrigine • Valproate / Carbamazepine Or 5

PrimeC leverages both strategies Synergistic MOAs Improved PK AD PD LS MA lepsy A S Epi • Donepezil • Memantine • Entacapone • levodopa/carbidopa • Sodium Phenybuterate • Taurursodiol • Onasemnogene • Nusinersen • Lamotrigine • Valproate / Carbamazepin e And 6

7 NeuroSense’s Development Pipeline ALS: Amyotrophic Lateral Sclerosis, AD: Alzheimer's Disease, PD: Parkinson’s Disease • Topline Data Phase 2b Q3 2023 • Complete Pre - clinical Studies Ahead of Planned Phase 1/2 • Complete Pre - Clinical Studies Ahead of Phase 1/2

8 ALS in Numbers ~24% Growth in Patients by 2040 in the US and EU ALS is an incurable neurodegenerative disease causing complete paralysis and ultimately death within 2 - 5 years from diagnosis >$1B Annual burden in the US alone +5 , 000 1 People are diagnosed with ALS each year (US) >80 , 000 2 ALS Patients in NeuroSense ’ s planned target market 2 3 1. ALS - Amyotrophic Lateral Sclerosis, Johns Hopkins Medicine 2. Projected increase in amyotrophic lateral sclerosis from 2015 to 2040, Nature Communications, 2016 3. Cost of illness for neuromuscular diseases in the United States, Muscle & Nerve, 2013

The People Behind The Numbers Shay: Oct. 2016 9

Current Treatments Show Limited Efficacy Phase 3 Clinical trials in the past 15 years have failed, we believe, due mainly to: A NEW APPROACH WAS NEEDED A Combined Therapeutic Strategy Targeting Multiple Pathways Single Target - Aiming for only one target in complex diseases with multiple mechanisms Current Treatments Three FDA approved drugs, Riluzole, Edaravone and Relyvrio, known to have mild effect on prolonging lifespan or improving patients’ quality of life and independence 10

11 NeuroSense's Lead Candidate: PrimeC Two Compounds - One Potentially Powerful Outcome NeuroSense’s Flagship Treatment A novel formulation , consisting of specific doses of two FDA - approved drugs, Ciprofloxacin & Celecoxib, designed to work synergistically on more than one target : • Regulating microRNA synthesis • Affecting iron accumulation • Reducing neuroinflammation 1. Management estimate $3.2B Annual market potential 1

PrimeC - Mechanism of Action PrimeC is a novel formulation of: Celecoxib - an NSAID that inhibits COX - 2 enzyme, reducing inflammatory processes, glutamate excitotoxicity and oxidative stress, among others Ciprofloxacin - a fluoroquinolone family member, inducing Dicer activity, regulating microRNA synthesis and reducing iron accumulation 12

PrimeC Induces Neuroprotective Effect in Pre - clinical ALS Models PrimeC improved locomotor and cellular deficits of ALS zebrafish models, indicating a neuroprotective effect 1 PrimeC treatment: x Improved motor performance of both SOD1 and TDP - 43, widely accepted models, by 84% and 110% respectively x Recovered impaired motor neurons morphology x Recovered abnormal neuromuscular junction structure x Preserved the ramified morphology of microglia cells “Efficacy of Ciprofloxacin/Celecoxib combination in zebrafish models of amyotrophic lateral sclerosis;” Annals of Clinical and Translational Neurology , 2020 13

Pre - Clinical Results in Zebrafish, a Key Animal Model for ALS: 1. Improved motor performance 2. Recovered neuronal structure *mSOD1 - Mutation in sod1 gene is prevalent in ALS “Efficacy of Ciprofloxacin/Celecoxib combination in zebrafish models of amyotrophic lateral sclerosis;” Annals of Clinical and Translational Neurology , 2020 14

Phase 2a Trial Design Prof. Vivian Drory Phase IIa NST002: Tel Aviv Sourasky Medical Center Safety Blood test, electrocardiogram (ECG), urea, vital signs, adverse events (AE) Efficacy ALSFRSr - Revised ALS Functional Rating Scale – 0 - 48 FVC - Forced Vital Capacity Biomarkers Examination of key elements for ALS diagnosis as well as PrimeC mechanism of action NST002 15 patients , 12 months dosing, clinic visit every 3 months, phone visit every 1.5 months 15

PrimeC (intermediate formulation) improved respiratory function decline, lowering FVC by 30%, and attenuated disease progression, lowering ALSFRSr by 18%, in comparison to PRO - ACT* matched - control. * P ooled R esource O pen - A ccess ALS C linical T rials Database “Combination of ciprofloxacin/ celecoxib as a novel therapeutics strategy for ALS;” Amyotrophic Lateral Sclerosis and Frontotemporal Degeneration , 2022. Phase 2a 12 - Month Data: PrimeC Improved Respiratory Function & ALSFRSr Decline ALSFRS - R Score Forced vital capacity (FVC%) 16

Phase 2a Trial with PrimeC: Primary Endpoint Met & Exploratory Endpoints Demonstrate Positive Clinical Signal 17 x Reduced Functional and Respiratory Deterioration x Significant changes in ALS - related biomarkers x Well Tolerated, No Drug Related SAEs The Phase 2a NST002 trial was conducted with an intermediate formulation and dose All patients completing the trial opted to continue into an extension study with PrimeC

18 Phase 2a NST002 Trial Biomarker Analysis Reveals PrimeC’s Biological Activity Stage I: Case study experiment: Analysis of ALS pathology – healthy vs ALS blood samples Stage II: NST002 clinical study: Assessing the Effect of PrimeC on Key Biomarkers Stage III: Longitudinal non - treated study: Reinforcing the characterization of NRSN cassette of biomarkers, indirect placebo control

Biomarkers Involved in PrimeC’s MOA 19 PrimeC’s effect on Biomarkers may lead to: 1. Patient Stratification 2. Precision medicine

Significantly Alters Key ALS Biomarkers Neuroinflammation TDP - 43 Accumulation Treated: Patients from NRSN Phase 2a clinical trial who received PrimeC Non - treated: Matched patients on standard of care 20

PrimeC’s Mechanism of Action Targets Pertinent ALS Pathways 21

22 PrimeC’s Combination Therapy Induces Elevated Levels in the Brain Elucidation of PrimeC’s MOA was obtained from pharmacokinetic proof of concept studies in rodents, which demonstrate the synergistic effect between ciprofloxacin and celecoxib, as shown by elevated levels in brain . Pharmacokinetic profiles of ciprofloxacin in mice brain show increased ciprofloxacin levels when combined with celecoxib. **** [F (3,28) = 23.19, p<0.0001] effect for time , ** [F (1,28) = 11.80, p<0.01] effect for treatment 0 2 6 8 10 0 20 30 40 4 Time (h) Concentration (ng/ml) Ciprofloxacin Ciprofloxacin+Celecoxib * *

PrimeC’s Novel Formulation Induces a Synchronized Pharmacokinetic Profile Elucidation of PrimeC’s pharmacokinetics (PK) was obtained from studies in humans which demonstrate a synchronized PK profile of the two components, as a result of PrimeC’s novel formulation . 23

PrimeC Leverages Synergistic MoA and improved PK Synergistic MOAs Improved PK AD PD L S MA lepsy A S Epi pa • Taurursodiol • • • • Onasemnogene Nusinersen Lamotrigine Valproate / Carbamazep ine 0 2 • Donepezil • Memantine • E n 10 tacapone • l e v 0 odopa/carbido • Sodium Phenybuterate 20 30 40 4 6 8 Time (h) Concentration (ng/ml) Ciprofloxacin Ciprofloxacin+Celecoxib * * And 24

25 NST003 – Phase 2b Study in ALS Clinical Visit N = 69 2 : 1 0 Months 6 2 4 Clinical Visit Clinical Visit BL Visit PrimeC A Phase 2b, Randomized, Prospective, Double - Blind, Placebo - Controlled Study, to Evaluate Safety, Tolerability and Efficacy of PrimeC’s novel extended - release formulation in people with ALS PrimeC Only Placebo *OLE - Open Label Extention Double - Blind OLE 12M

NST003 – Endpoints Safety & Tolerability Primary Efficacy Secondary Efficacy x ALSFRS - R x SVC x ALSSQOL - SF x PROMIS 10 x Survival x PROOF x MMT x Advese Events x Vital Signs x ECG x Clinical Lab Evaluations 26

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Planned Development Timeline • PD Pre - clinical studies Readouts • ALS Phase 2b clinical trial top - line results • ALS End of Phase 2 meeting • ALS Phase 3 clinical trial initiation H1 / 2022 H2 / 2022 H1 / 2023 H2 / 2023 Achieved: x ALS Phase 2 b study initiated & enrollment commenced x FDA IND Clearance for PrimeC - PK study single dose completed successfully x In - life 90 - day Toxicology study completed successfully x Stage III of ALS biomarker study completed with positive results x Alzheimer’s biomarker study completed with preliminary positive results x Patents granted in the US, Australia and Canada ; Patent 28 allowance in Europe AD PD ALS • AD Pre - clinical studies completion & Readouts • FDA Type D Meeting • PD Pre - clinical studies completion x Completed multi - dose PK study x FDA IND Clearance to enroll patients in the US x AIFA approval to enroll patients in Italy

Intellectual Property Overview 29 Patent / Application # Subject Type Jurisdiction Status Expiry Date US 10,980,780 Methods for Treating ALS using Combinations of Celecoxib and Ciprofloxacin Method for treatment United States Granted June 2038 AU 2018287021 Compositions comprising an anti - inflammatory drug and a dicer activator for use in the treatment of neuronal diseases Combination for use Australia Granted June 2038 CA 3,068,149 Combination for use Canada Granted June 2038 EPO 18753256.9 Combination for use European Patent Office Allowed June 2038 JP 2019 - 571513 Combination for use Japan Pending June 2038 IL 271592 Combination for use Israel Pending June 2038 US 16/623,467 Methods for Treating neurodegenerative disorders using Combinations of Celecoxib and Ciprofloxacin Method for treatment United States Pending June 2038 US 63/257,130 Composition Comprising Ciprofloxacin and Celecoxib Formulation USPTO Provisional October 2042

Experienced Leadership Head of Scientific Program Shiran Zimri, PhD CMO Ferenc Tracik, MD CEO, Board Member Alon Ben - Noon Chairman of the Board Mark Leuchtenberger CFO Or Eisenberg Niva Russek - Blum, PhD VP Discovery & IP Generator VP BD Nedira Salzman Head of Regulatory Affairs Diana Shtossel 30

Scientific Advisory Board Prof. Jeremy Shefner (Chair) • Senior VP at the Barrow Neurological Institute • Chair of the Department of Neurology Dr. Jinsy Andrews • Associate Professor of Neurology, Division of Neuromuscular Medicine, Columbia University • Director of Neuromuscular Clinical Trials Prof. Merit Cudkowicz • Chief of Neurology at Mass General and Director, Sean M. Healey & AMG Center for ALS • Professor of Neurology at Harvard Medical School Dr. Jeffery Rosenfeld • Professor of Neurology and Associate Chairman of Neurology at Loma Linda University School of Medicine • Medical Director of Center for Restorative Neurology at Loma Linda University Prof. Orla Hardiman • Head of Academic Unit of Neurology at Trinity College Dublin and Consultant Neurologist at Beaumont • Co - Chair of the European Consortium to Cure ALS and Chair of the Scientific Committee of ENCALS 31

NRSN – Highlights Summary 32 x Novel formulation addresses multiple targets in a synergistic manner x Promising Phase 2a efficacy results x Statistically significant biomarker data which correlates to a meaningful clinical effect x Patents granted and additional IP coverage (valid until 2038) x Funded until the expected completion of Phase 2b ALS study x Strong pipeline with short, mid and long term developments in big market indications

33 Fun Facts: Management Team 66% of Board members are US based with vast experience in Biotech public companies 50% of NeuroSense Board Members are Women >70% of NeuroSense team are Women

THANK YOU! For more information: www.NeuroSense - tx.com pbz@NeuroSense - tx.com 34